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SEC FILE NUMBER
8 - 69232

SEC Mail Processing Section MAR 22 2018 Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EQUIDATE MARKETS LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 OAK LANE
(No. and Street)

GLEN COVE	**NY**	**11542**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN-PAUL TEUTONICO **917-456-2371**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name -- *if individual, state last, first, middle name*)

750 THIRD AVE.	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, **JOHN-PAUL TEUTONICO**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **EQUIDATE MARKETS LLC**, as of **December 31 20 17**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CCO
Title

3/19/18
Notary Public

Giuseppe Gallizzi
Notary Public, State of New York
No. 01GA6347397
Qualified in Nassau County
Commission Expires 09/06/20 20

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Report of Independent Auditor on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUIDATE MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

EQUIDATE MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Equidate Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Equidate Markets LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2014.

EISNERAMPER LLP
New York, New York
March 19, 2018

EQUIDATE MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Assets		
Cash	$	1,448,205
Accounts receivable, net		3,438,338
Goodwill		50,000
Other assets		3,399
Total Assets	$	4,939,942
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	70,249
Due to affiliate		297,365
Total Liabilities		367,614
Member's Equity		4,572,328
Total Liabilities and Member's Equity	$	4,939,942

See accompaying notes to statement of financial condition.

EQUIDATE MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

1. Nature of business

Equidate Markets LLC (the "Company") is an entity organized under the laws of the state of Delaware on December 18, 2012. The Company primarily provides private placement services for its clients.

On January 5, 2016, the Company's former parent entered into an agreement to transfer its ownership to Equi LLC ("the Sole Member"). The Sole Member obtained ownership of the net assets of approximately $134,000 for consideration of approximately $184,000. The excess of the consideration over the net assets as of the date of the transaction of $50,000 was pushed down to the Company and recorded as goodwill.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The accompanying statement of financial condition is presented in U.S. Dollars and has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash consists of cash in banks, primarily held at one financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

Accounts Receivable and Allowance for Doubtful Accounts

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a regular basis, the Company evaluates its accounts receivable and will establish an allowance for doubtful accounts, if necessary, based on the history of collections and current credit conditions. The allowance for doubtful accounts amounted to approximately $151,000 at December 31, 2017.

Revenue Recognition

The Company earns placement fee revenues in accordance with the terms of the applicable contracts in the period in which the services are performed. Generally, placement fee revenues and related expenses are recorded upon the execution of signed agreements with its customers.

2. Summary of significant accounting policies (continued)

New Accounting Guidance – Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 was schedule to be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date, which defers the effective date of ASU 2014-09 by one year and allows entities to early adopt, but no earlier than the original effective date. ASU 2014-09 will now be effective for the Company for the annual reporting period beginning January 1, 2018. This update allows for either full retrospective or modified retrospective adoption. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which amends guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 are the same as those for ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients, which clarifies certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's statement of financial condition and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Goodwill

Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company only has one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of the net assets, including goodwill. Fair value is typically based on future cash flows discounted at a rate commensurate with the risk involved or the market-based comparable. If the carrying amount of the Company's net assets exceed the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with its carrying amount. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such a two-step impairment test. There was no impairment loss recorded for the year ended December 31, 2017.

2. Summary of significant accounting policies (continued)

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes and is not subject to taxes on its income. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for federal and state income taxes are included in this financial statement. At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Fair Value of Financial Instruments

At December 31, 2017, the carrying value of the Company's financial instruments, such as cash and accounts receivable, approximate their fair values due to the nature of their short term maturities.

3. Related party transactions

Pursuant to an administrative services agreement with Equidate, Inc., an affiliated entity, the Company recognizes rent and other general and administrative expenses based on the terms and conditions stipulated in the agreement. The balance due to the affiliate under these arrangements was approximately $297,000 at December 31, 2017. The repayment of approximately $93,000 of amounts due to the affiliate were forgiven during the year ended December 31, 2017.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness as defined to net capital, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was approximately $1,081,000 which was approximately $981,000 in excess of its minimum net capital requirement of $100,000.

5. Exemption From Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i).

6. Concentrations of credit risk

The Company maintains its cash balances in a bank account at a financial institution, and at times the balance may exceed the federally insured limit. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

7. Subsequent events

A capital withdrawal of $300,000 was distributed to the Company's sole member on March 16, 2018.